

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Rich Berliner
Chief Executive Officer
Digital Locations, Inc.
1117 State Street
Santa Barbara, CA 93101

>   **Re: Digital Locations, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 14, 2023**
>   **File No. 333-274849**

Dear Rich Berliner:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed December 14, 2023

Executive Compensation, page 33

1.   Please update your executive compensation disclosure for your fiscal year ended December 31, 2023. Refer to Item 402 of Regulation S-K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K.

Rich Berliner
Digital Locations, Inc.
January 4, 2024
Page 2

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Callie Tempest Jones